UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Launches Industry’s Most Compact LTE Router for IoT and Enterprise Applications

AirLink® LX40 delivers secure, managed connectivity for IP cameras, security, smart lockers, point-of-sale terminals and industrial equipment with LTE (Cat-4) or LTE-M (Cat-M1)/NB-IoT (Cat-NB1)

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 31, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the AirLink® LX40, the industry's most compact cellular router for the IoT. AirLink LX40, with LTE and LTE-M/NB-IoT variants, provides secure, managed connectivity out of the box for business-critical IoT and enterprise applications. LX40 supports data processing at the edge and is ideal for connecting cameras, smart lockers and point-of-sale terminals, as well as industrial remote data logging and sensing equipment in indoor or protected-outdoor locations.

Today’s global businesses are rapidly undergoing a digital transformation by connecting their equipment, offices and stores to deliver service-oriented business models that increase efficiency, revenue and customer satisfaction. AirLink LX40 is purpose-built to enable this transformation, providing LTE and optional Wi-Fi connectivity, combined with trusted AirLink networking, routing and security. Sierra Wireless also provides a complete portfolio of AirLink Network Management tools, available in the cloud or on premises, for remote monitoring, configuration and control of all connected AirLink routers and gateways. With LX40, businesses can rapidly and confidently deploy high-volume IoT applications that easily scale from tens to tens of thousands of networking devices.

AirLink LX40 also enables IoT edge programmability, supporting the field-proven ALEOS Application Framework for embedded applications, as well as tightly integrated cloud services and APIs. These features, combined with LTE-M/NB-IoT connectivity and a rich set of I/O options for data acquisition and sensor aggregation, enable critical data to be processed at the edge to drive application insight and create event-driven situational awareness, while optimizing data transmission. LTE-M/NB-IoT support also provides five to 10X enhanced coverage in remote locations or buildings, while reducing monthly data plan costs by up to 10X.

“Enterprises are gathering business intelligence by deploying IoT solutions over a diverse range of locations and assets, from security cameras in a warehouse to manufacturing equipment on a factory floor,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions, Sierra Wireless. “AirLink LX40 represents the evolution of our router portfolio, starting with the LX60, to bring the same secure connectivity experience as our rugged performance portfolio, but in an even more compact form factor that is optimized for enterprise IoT applications.”

AirLink LX40 is part of Sierra Wireless’ new AirLink Essential Series of routers and gateways. It is available in two variants: LTE-M/NB-IoT (up to 300 Kbps downlink) for enhanced coverage and LTE Cat-4 (up to 150Mbps downlink) for higher throughput. The LX40 features a single Gigabit Ethernet port to provide primary LTE connectivity, with support for PoE (Power-over-Ethernet), which further simplifies installation. The available I/O port and built-in embedded application framework allow for simple machine connectivity and edge processing. The LTE Cat-4 variant is available with an optional Wi-Fi feature, making it ideal as a hotspot or to access building Wi-Fi infrastructure.

Pricing & Availability
AirLink LX40 models are priced at $349 for LTE-M/NB-IoT, $399 for LTE Cat-4 and $449 for LTE Cat-4 with Wi-Fi. LX40 LTE Cat-4 variants are sampling in August 2018 with commercial availability beginning in September 2018. LTE-M/NB-IoT variants are sampling in September 2018 with commercial availability beginning in October 2018. AirLink Networking Solutions are sold through Sierra Wireless’ authorized channel partners worldwide.

For more information, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit https://www.sierrawireless.com/sales.

AirLink and LPWA Resources
AirLink LX40 - Compact LTE router for IoT and enterprise applications

  AirLink LX60 – Cloud-managed Low Power Wide Area (LPWA) cellular router for the IoT
  AirLink Routers and Gateways – Cellular LTE solutions to securely connect workforces, equipment and services
  AirLink Network Management Solutions – Cloud and on-premises networking and device management tools
  AirLink Connection Manager – Scalable VPN appliance for AirLink routers and gateways
  AirLink Antennas – Best-in-class, end-to-end connectivity solutions for fixed and mobile applications
  Sierra Wireless Solutions for the Connected Enterprise
  Infographic: What is LPWA?
  Webinar: Designing Low-Power Applications for LTE-M and NB-IoT LPWA Networks
  White paper: Industrial IoT Strategies: Buy or Build?
  White paper: Evaluation of LTE-M Towards 5G IoT Requirements, LPWA Technologies: Separating Fact from Fiction

Note to editors:
To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk
+1 (604) 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie
+1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	July 31, 2018